 ALAMOS GOLD INC.

FIRST QUARTER 2018 REPORT
March 31, 2018
(Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2018	December 31, 2017
A S S E T S
Current Assets
Cash and cash equivalents	$231.8	$200.8
Equity securities	11.4	35.8
Amounts receivable (note 3)	35.6	41.0
Inventory (note 4)	160.8	161.2
Other current assets	16.6	14.4
Total Current Assets	456.2	453.2

Non-Current Assets
Long-term inventory (note 4)	68.4	68.7
Mineral property, plant and equipment (note 5)	2,758.6	2,753.4
Other non-current assets	44.3	45.0
Total Assets	$3,327.5	$3,320.3

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$96.0	$101.0
Income taxes payable	15.2	12.2
Dividends payable (note 7(e))	3.9	—
Total Current Liabilities	115.1	113.2

Non-Current Liabilities
Deferred income taxes	483.9	477.0
Decommissioning liabilities	45.0	44.6
Other non-current liabilities	3.6	4.3
Total Liabilities	647.6	639.1

E Q U I T Y
Share capital (note 7)	$3,692.5	$3,691.7
Contributed surplus	91.2	89.5
Warrants	3.9	4.0
Accumulated other comprehensive income	0.1	13.0
Deficit	(1,107.8)	(1,117.0)
Total Equity	2,679.9	2,681.2
Total Liabilities and Equity	$3,327.5	$3,320.3
Commitments (note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2018	2017
OPERATING REVENUES	$173.1	$121.0

COST OF SALES
Mining and processing	96.9	77.9
Royalties (note 12)	5.7	3.8
Amortization	42.1	28.4
	144.7	110.1
EXPENSES
Exploration	3.9	1.2
Corporate and administrative	4.4	3.7
Share-based compensation (note 7)	1.6	3.8
	154.6	118.8
EARNINGS FROM OPERATIONS	18.5	2.2

OTHER EXPENSES
Finance expense	(0.9)	(4.2)
Foreign exchange (loss) gain	(1.3)	5.9
Other loss (note 8)	(0.7)	(2.0)
EARNINGS BEFORE INCOME TAXES	$15.6	$1.9

INCOME TAXES
Current income tax expense	(8.0)	(1.1)
Deferred income tax expense	(7.0)	(0.7)
NET EARNINGS	$0.6	$0.1

Items that may be subsequently reclassified to net earnings:
(Loss) gain on currency hedging instruments, net of taxes	(1.4)	1.9
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	1.0	1.7
Total other comprehensive (loss) income	($0.4)	$3.6
COMPREHENSIVE INCOME	$0.2	$3.7

EARNINGS PER SHARE (note 7)
– basic	$0.00	$0.00
– diluted	$0.00	$0.00
Weighted average number of common shares outstanding (000's)
– basic	389,254	284,748
– diluted	392,413	289,450
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2018	2017
SHARE CAPITAL (note 7)
Balance, beginning of the year	$3,691.7	$2,822.2
Issuance of shares related to equity financing	—	241.8
Issuance of shares related to share-based compensation	0.1	1.9
Fair value of share-based compensation redeemed	0.1	0.8
Issuance of shares related to exercise of warrants	0.6	—
Balance, end of period	$3,692.5	$3,066.7

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.5	$70.9
Fair value of share-based compensation redeemed	(0.1)	(0.8)
Share-based compensation	1.8	2.2
Balance, end of period	$91.2	$72.3

WARRANTS
Balance, beginning of the year	$4.0	$3.5
Exercise of warrants	(0.2)	—
Issuance of warrants	0.1	0.3
Balance, end of period	$3.9	$3.8

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year - equity securities	$7.0	$0.4
Realized gain on sale of equity securities, reclassified to deficit, net of tax (note 11)	(12.5)	—
Unrealized gains - equity securities, net of taxes	1.0	1.7
	(4.5)	2.1

Balance, beginning of the year - currency hedging instruments	$6.0	—
Unrealized (loss) gain - currency hedging instruments, net of taxes	(1.4)	1.9
	4.6	1.9
Balance, end of period	$0.1	$4.0

DEFICIT
Balance, beginning of the year	($1,117.0)	($1,137.6)
Dividends (note 7(e))	(3.9)	(3.0)
Reclassification of realized gain on sale of equity securities, net of tax (note 11)	12.5	—
Net earnings	0.6	0.1
Balance, end of period	($1,107.8)	($1,140.5)

TOTAL EQUITY	$2,679.9	$2,006.3
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2018	2017
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$0.6	$0.1
Adjustments for items not involving cash:
Amortization	42.1	28.4
Foreign exchange loss (gain)	1.3	(5.9)
Current income tax expense	8.0	1.1
Deferred income tax expense	7.0	0.7
Share-based compensation	1.6	3.8
Finance expense	0.9	4.2
Other items (note 9)	1.1	1.8
Changes in working capital and cash taxes (note 9)	(3.8)	(14.1)
	58.8	20.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(51.5)	(33.6)
Proceeds from sale of equity securities	24.9	—
	(26.6)	(33.6)
FINANCING ACTIVITIES
Net proceeds from equity financing	—	239.1
Repayment of equipment financing obligations	(1.2)	(1.4)
Proceeds from the exercise of options and warrants	0.7	2.3
	(0.5)	240.0
Effect of exchange rates on cash and cash equivalents	(0.7)	0.5
Net increase in cash and cash equivalents	31.0	227.0
Cash and cash equivalents - beginning of period	200.8	252.2
CASH AND CASH EQUIVALENTS - END OF PERIOD	$231.8	$479.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q1 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2018 and 2017
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2017, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2018:
The Company has adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15") as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue ("IAS 18"). The details of accounting policy changes and the quantitative impact of these changes are described below.
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the recognition of revenue under the criteria in our revenue recognition policy as set out in Note 2 of the 2017 consolidated financial statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the consolidated financial statements as the timing of revenue recognition on gold sales is unchanged.
The Company has adopted IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Company has evaluated the impact of applying IFRIC 22, and has concluded that the adoption of the standard had no material impact on the condensed consolidated financial statements.
Future accounting standard changes, not effective as of March 31, 2018:
IFRS 16, Leases, specifies the methodology to recognize, measure, present and disclose leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward

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Q1 2018 FINANCIAL REPORT

the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company has initiated a plan to analyze leases to determine the impact of adopting IFRS 16 on its consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 1, 2018.

3.	AMOUNTS RECEIVABLE

	March 31, 2018	December 31, 2017
Sales tax receivables
Canada	$3.3	$6.4
Mexico	24.6	26.5
Other	1.1	0.9
Concentrate receivable	3.2	3.2
Other receivables	3.4	4.0
	$35.6	$41.0

4.	INVENTORY

	March 31, 2018	December 31, 2017
In-process precious metals	$132.6	$131.6
Ore in stockpiles	43.1	44.1
Parts and supplies	42.6	41.5
Dore, refined precious metals and gold in concentrate	10.9	12.7
	229.2	229.9
Less: Long-term inventory	(68.4)	(68.7)
	$160.8	$161.2
Long term inventory consists of heap leach and long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2018 was $98.3 million (three months ended March 31, 2017 - $80.1 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2018 was $42.1 million (three months ended March 31, 2017 - $28.4 million).

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Q1 2018 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1
Additions	66.4	56.7	14.3	41.6	179.0
Acquisition of Richmont Mines	55.7	718.6	—	—	774.3
Disposals	(2.7)	—	—	—	(2.7)
At December 31, 2017	$1,103.0	$2,118.3	$80.5	$326.9	$3,628.7
Additions	28.2	14.7	3.9	3.8	50.6
Disposals	(2.1)	—	—	—	(2.1)
At March 31, 2018	$1,129.1	$2,133.0	$84.4	$330.7	$3,677.2

Accumulated amortization and impairment charges
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9
Amortization	61.6	54.9	—	—	116.5
Disposals	(1.1)	—	—	—	(1.1)
At December 31, 2017	$333.9	$530.0	$5.1	$6.3	$875.3
Amortization	18.7	25.2	—	—	43.9
Disposals	(0.6)	—	—	—	(0.6)
At March 31, 2018	$352.0	$555.2	$5.1	$6.3	$918.6

Net carrying value
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4
At March 31, 2018	$777.1	$1,577.8	$79.3	$324.4	$2,758.6
The net carrying values by segment (note 10) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$595.3	$760.1	$79.3	—	$1,434.7
Mulatos	111.3	98.7	—	—	210.0
Island Gold	58.9	717.6	—	—	776.5
El Chanate	4.3	1.4	—	—	5.7
Corporate and other	7.3	—	—	324.4	331.7
At March 31, 2018	$777.1	$1,577.8	$79.3	$324.4	$2,758.6

Young-Davidson	$589.5	$767.1	$75.4	—	$1,432.0
Mulatos	112.9	99.1	—	—	212.0
Island Gold	54.8	720.1	—	—	774.9
El Chanate	4.1	2.0	—	—	6.1
Corporate and other	7.8	—	—	320.6	328.4
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4

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Q1 2018 FINANCIAL REPORT

Other
The carrying value of construction in progress at March 31, 2018 was $76.2 million (December 31, 2017 - $64.4 million).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2018	December 31, 2017
Trade accounts payable and accrued liabilities	$82.2	$87.3
Royalties payable	5.7	4.9
Share-based compensation liability	4.2	4.5
Current portion of equipment financing obligations	3.8	4.2
Derivative liabilities (note 12)	0.1	0.1
	$96.0	$101.0

7.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2016	267,076,495	$2,822.2
Shares issued through:
Acquisition of Richmont Mines	88,398,804	615.3
Equity financing	31,450,000	241.8
Share-based compensation plans	542,250	3.5
Exercise of warrants	332,466	0.5
Flow-through share financing	1,301,535	8.4
Outstanding at December 31, 2017	389,101,550	$3,691.7
Shares issued through:
Share-based compensation plans	124,648	0.2
Exercise of warrants	153,556	0.6
Outstanding at March 31, 2018	389,379,754	$3,692.5

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Q1 2018 FINANCIAL REPORT

b)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2016	9,511,636	$10.87
Granted	578,490	9.62
Conversion of Richmont Mines options to Alamos options	2,863,146	3.53
Exercised	(510,673)	6.23
Expired	(2,013,254)	16.42
Outstanding at December 31, 2017	10,429,345	$7.94
Granted	1,009,100	6.56
Expired	(693,016)	14.82
Exercised	(128,147)	2.11
Outstanding at March 31, 2018	10,617,282	$7.43

During the three months ended March 31, 2018, the weighted average share price at the date of exercise for stock options exercised was CAD $6.79 per share.

Stock options granted
During the three months ended March 31, 2018, the Company granted 1,009,100 stock options (three months ended March 31, 2017 - 578,490 stock options). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2018	March 31, 2017
Weighted average share price at grant date (CAD$)	$6.56	$9.62
Risk-free rate	1.88% - 2.06%	0.91% - 1.35%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility (based on historical volatility)	57%	57%
Expected life of option (months)	42 - 84	36 - 84
Weighted average per share fair value of stock options granted (CAD$)	$3.11	$4.27
Stock options outstanding and exercisable as at March 31, 2018:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$0.82 - $3.00	1,657,360	2.05	0.65	1,657,360	2.05
$3.01 - $7.00	3,113,965	4.77	4.70	1,564,866	3.96
$7.01 - $11.00	4,234,349	8.07	1.97	3,848,690	7.92
$11.01 - $15.00	711,495	14.23	0.62	711,495	14.23
$15.01 - $19.00	693,227	17.26	1.02	693,227	17.26
$19.01 - $23.00	206,886	20.88	0.41	206,886	20.88
	10,617,282	$7.43	2.38	8,682,524	$7.66

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Q1 2018 FINANCIAL REPORT

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
Granted	499,560	—	102,260	269,780
Conversion of Richmont Mines units to Alamos units	112,774	—	—	—
Forfeited	(171,452)	(316,074)	—	(65,451)
Settled	(350,140)	(117,976)	—	(28,877)
Outstanding units, December 31, 2017	1,500,934	1,055,525	480,605	599,705
Granted	494,666	—	147,750	436,050
Forfeited	(2,865)	—	—	—
Settled	(58,293)	—	—	—
Outstanding units, March 31, 2018	1,934,442	1,055,525	628,355	1,035,755
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs and DSUs are in cash, and RSUs and PSUs are either cash or equity settled at the discretion of the Company.
d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended
	March 31,	March 31,
	2018	2017
Net earnings	$0.6	$0.1
Weighted average number of common shares outstanding (in thousands)	389,254	284,748
Basic earnings per share	$0.00	$0.00

Dilutive effect of potential common share equivalents (in thousands)	3,159	4,702

Diluted weighted average number of common shares outstanding (in thousands)	392,413	289,450
Diluted earnings per share	$0.00	$0.00
The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $7.10 for the three months ended March 31, 2018 (three months ended March 31, 2017 - CAD $10.53).

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Q1 2018 FINANCIAL REPORT

	For three months ended
	March 31,	March 31,
(thousands)	2018	2017
Stock options	7,640	3,980
Equity settled LTI	—	769
Warrants	12,203	7,167
	19,843	11,916
(e)    Dividends
On March 27, 2018, the Company declared a dividend of $3.9 million or $0.01 per share paid to shareholders on April 30, 2018.
(f)    Share purchase warrants
The Company has the following share purchase warrants ("Warrants"), outstanding as at March 31, 2018 related to past acquisitions:

	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	CAD
AGI.WT	7,167	7,167	$28.46	August 30, 2018
AGI.WT.A	5,211	5,211	$10.00	January 7, 2019
	12,378	12,378
The AGI.WT warrants issued in relation to the Esperanza acquisition in 2013 are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss. The Company recorded $nil in other loss for the three months ended March 31, 2018 (three months ended March 31, 2017 - gain of $0.8 million).

8.	OTHER LOSS
Other gains (losses) recorded in net earnings:

	For three months ended
	March 31,	March 31,
	2018	2017
Unrealized gains (loss) on non-hedged derivatives	$0.2	($1.8)
Reduction of obligation to renounce flow-through exploration expenditures	0.2	—
Loss on disposal of assets	(1.5)	—
Other	0.4	(0.2)
	($0.7)	($2.0)

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Q1 2018 FINANCIAL REPORT

9.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For three months ended
	March 31,	March 31,
	2018	2017
Amounts receivable	$7.4	($3.5)
Inventory	(1.2)	(3.1)
Advances and prepaid expenses	(1.6)	0.1
Accounts payable and accrued liabilities	(4.2)	(7.6)
Income taxes paid	(4.2)	—
	($3.8)	($14.1)

Interest received	$0.5	$1.4
Other non-cash items:

	For three months ended
	March 31,	March 31,
	2018	2017
Unrealized loss (gain) on non-hedged derivatives	($0.2)	$1.8
Reduction of obligation to renounce flow-through exploration expenditures	(0.2)	—
Loss on disposal of assets	1.5	—
Other non-cash items	—	—
	$1.1	$1.8

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10.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For the three months ended March 31, 2018
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$59.5	$59.6	$36.6	$17.4	—	$173.1
Cost of sales
Mining and processing	36.0	31.9	13.6	15.4	—	96.9
Royalties	0.9	3.2	1.6	—	—	5.7
Amortization	20.1	8.5	12.3	1.2	—	42.1
	57.0	43.6	27.5	16.6	—	144.7
Expenses
Exploration	—	3.3	0.1	—	0.5	3.9
Corporate and administrative	—	—		—	4.4	4.4
Share-based compensation	—	—		—	1.6	1.6
Earnings (loss) from operations	$2.5	$12.7	$9.0	$0.8	($6.5)	$18.5
Finance expense						(0.9)
Foreign exchange loss						(1.3)
Other loss						(0.7)
Earnings before income taxes						$15.6
1. Corporate and other consists of corporate balances and exploration and development projects.

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For the three months ended March 31, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$53.6	$47.6	$19.8	—	$121.0
Cost of sales
Mining and processing	29.9	29.4	18.6	—	77.9
Royalties	1.2	2.6	—	—	3.8
Amortization	19.2	8.0	1.2	—	28.4
	50.3	40.0	19.8	—	110.1
Expenses
Exploration	—	0.9	—	0.3	1.2
Corporate and administrative	—	—	—	3.7	3.7
Share-based compensation	—	—	—	3.8	3.8
Earnings (loss) from operations	$3.3	$6.7	—	($7.8)	$2.2
Finance expense					(4.2)
Foreign exchange gain					5.9
Other loss					(2.0)
Earnings before income taxes					$1.9

1.	Corporate and other consists of corporate balances and exploration and development projects.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total liabilities
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Young-Davidson	$1,584.7	$1,580.9	$254.0	$243.4
Mulatos	358.2	356.5	97.7	100.3
Island Gold	860.0	849.6	227.2	222.5
El Chanate	111.0	111.4	21.8	24.3
Corporate/other	413.6	421.9	46.9	48.6
Total assets and liabilities	$3,327.5	$3,320.3	$647.6	$639.1

11.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2018. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

15	Alamos Gold Inc.

Q1 2018 FINANCIAL REPORT

	March 31, 2018		December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Financial assets
Fair value through profit or loss
Gold options	—	0.5	—	0.5
Fair value through OCI
Equity securities	11.4	—	35.8	—
Currency hedging derivative instruments	—	3.4	—	5.0

Financial liabilities
Fair value through profit or loss
Share purchase warrants	(0.1)	—	(0.1)	—
	$11.3	$3.9	$35.7	$5.5
The methods of measuring financial assets and liabilities has not changed during the three months ended March 31, 2018. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Equity Securities

During the three months ended March 31, 2018, the Company disposed of its investment in AuRico Metals as it was acquired by a third party for CAD$1.80 per share. The Company received $22.2 million in proceeds on its investment, resulting in a gain of $13.7 million, based on an average cost of CAD$0.72 per share. In addition, the Company disposed of its position in Corex for $2.7 million or CAD$0.13 per share, resulting in a gain of $0.6 million, based on an average cost of CAD$0.10 per share. The tax impact of these gains were $1.8 million. These gains were transferred from accumulated other comprehensive income to deficit.

Revolving Credit Facility
On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2018, the Company is in compliance with the covenants and the Facility is fully undrawn.
The Company incurred costs of $2.1 million to amend the Facility. These costs are amortized into net earnings over the term of the Facility.

16	Alamos Gold Inc.

Q1 2018 FINANCIAL REPORT

Derivative Instruments

The fair value of derivative instruments is as follows:

	March 31,	December 31,
	2018	2017
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$3.4	$5.0

Derivatives not designated as hedging instruments
Gold option asset	$0.5	$0.5
Currency derivative instruments	—	—
Share purchase warrants liability	(0.1)	(0.1)
	$0.4	$0.4

Currency derivative instruments
The Company enters into option and forward contracts to economically hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
As of January 1, 2018, the Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:

•
An economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). Cash flows in relation to the designated hedged item and hedging instrument are matched since the foreign currency option and forward contracts (hedging instrument) matures during the same month as the expected operational cash flows (hedged item) is incurred. The correlation between the foreign exchange rate of the hedged item and the hedging instrument is highly correlated and closely aligned as the maturity and the notional amount are the same.

•
The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument using one unit of both the hedged and hedging item respectively.

•	Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2018 recorded in accumulated other comprehensive income is:

17	Alamos Gold Inc.

Q1 2018 FINANCIAL REPORT

	Three months ended
	March 31,	March 31,
	2018	2017

Balance, beginning of the period	$6.0	—
Unrealized gains on currency instruments	1.4	2.5
Less: realized gains on CAD currency instruments	(2.8)	(0.2)
Less: realized losses (gains) on MXN currency instruments	(0.2)	0.2
Deferred income tax related to hedging instruments	0.2	(0.6)
	$4.6	$1.9
For the three months ended March 31, 2018, the Company did not recognize any ineffectiveness on the hedging instruments.
The contracts, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
Q2 - Q4 2018	Collars and forwards	210.0	1.28	1.33
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
Q2 - Q4 2018	Collars and forwards	1,170.0	18.72	20.75
The fair value of these contracts was an asset of $3.4 million at March 31, 2018 (December 31, 2017 - asset of $5.0 million). For the three months ended March 31, 2018, the Company realized gains on foreign currency derivative instruments of $3.0 million and had an unrealized loss of $1.4 million (for the three months ended March 31, 2017 - realized gain of $nil and an unrealized gains of $2.5 million).
Gold option contracts

As at March 31, 2018, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,290 per ounce for the remainder of 2018.
The following gold collar and forward contracts are outstanding as of March 31:

Period Covered	Contract type	Ounces subject to contract	Forward price	Average purchase put option	Average sold call option
Q2 - Q4 2018	Collar	79,000	N/A	$1,286	$1,464
Q2 2018	Forward	4,530	$1,350	N/A	N/A
The fair value of these contracts was an asset of $0.5 million at March 31, 2018 (December 31, 2017 - asset of $0.5 million). The options mature through 2018.
For the three months ended March 31, 2018, the Company realized $nil, related to the settlement of option contracts (for the three months ended March 31, 2017 - realized $nil). The Company had $nil unrealized gains or loss for the three months ended March 31, 2018 (unrealized loss of $2.3 million for the three months ended March 31, 2017). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.

18	Alamos Gold Inc.

Q1 2018 FINANCIAL REPORT

12.	COMMITMENTS
Capital commitments
As of March 31, 2018, the Company has $17.9 million in committed capital purchases (December 31, 2017 - $21.8 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. Production to a maximum of two million ounces of gold is subject to this royalty. For the three months ended March 31, 2018, the royalty was paid or accrued on approximately 1.8 million ounces of applicable gold production. Royalty expense related to the third party royalty was $2.9 million for the three months ended March 31, 2018 (three months ended March 31, 2017 - $2.4 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.3 million for the three months ended March 31, 2018, payable to the Mexican government (three months ended March 31, 2017 - $0.2 million).
The Company is required to pay a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three months ended March 31, 2018, the Company recorded a royalty expense of $0.9 million (three months ended March 31, 2017 - $0.9 million). In addition, Young-Davidson had no other royalty claim liabilities for the three months ended March 31, 2018 (three months ended March 31, 2017 - $0.3 million).
At the Island Gold mine, the Company is required to pay a 3% net smelter royalty on production from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims, as well, a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property. For three months ended March 31, 2018, the Company recorded a royalty expense of $1.6 million related to production at Island Gold (three months ended March 31, 2017 - $nil).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a 3% state royalty on production in Turkey based on current gold prices, subject to certain deductions.

19	Alamos Gold Inc.